SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

SenoRx, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share	81724W104

(Title of class of securities)	(CUSIP number)

Todd C. Schermerhorn

C. R. Bard, Inc.

730 Central Avenue

Murray Hill, New Jersey 07974

(Name, address and telephone number of person authorized to receive notices and communications)

May 4, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 81724W104	13D	Page 2

1	NAME OF REPORTING PERSON: C. R. Bard, Inc.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 221454160
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: None
	8	SHARED VOTING POWER: 963,475**
	9	SOLE DISPOSITIVE POWER: None
	10	SHARED DISPOSITIVE POWER: None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 963,475**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.5%
14	TYPE OF REPORTING PERSON: CO

**	Beneficial ownership of 963,475 shares of Common Stock (defined below) referred to herein is being reported hereunder because C. R. Bard, Inc. may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by C. R. Bard, Inc. that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.	Security and Issuer.

The statement relates to the common stock, $0.001 par value (the “Common Stock”), of SenoRx, Inc., a Delaware corporation (“Issuer”). The principal executive office of the Issuer is located at 3 Morgan, Irvine, CA 92618.

Item 2.	Identity and Background.

(a) This statement is filed by C. R. Bard, Inc., a New Jersey corporation (the “Reporting Person”).

(b) The principal business office of the Reporting Person is 730 Central Avenue, Murray Hill, New Jersey 07974.

(c) The principal business of the Reporting Person is the development, manufacturing and marketing of medical products for hospitals and individual health care professionals in many countries around the world.

The executive officers and directors of the Reporting Person as of May 4, 2010 (collectively, the “Related Persons”) are set forth on Schedule A attached hereto, containing the following information with respect to each such person: (i) name; (ii) residence or business address; and (iii) present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted.

(d) During the last five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any Related Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any Related Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a company incorporated in New Jersey and each Related Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described in response to Items 4 and 5, the shares of Common Stock to which this Schedule 13D relates have not been purchased by the Reporting Person, and thus, no funds or other consideration were used.

Item 4.	Purpose of Transaction.

(a) – (b)

John T. Buhler, Kevin J. Cousins, Paul Lubock, William F. Gearhart, De Novo Ventures I, L.P. and De Novo (Q) Ventures I, L.P. (each, a “Stockholder” and, collectively, the “Stockholders”) and the Reporting Person are parties to a Voting and Support Agreement, dated as of May 4, 2010 (the “Voting Agreement”), with respect to 963,475 shares of Common Stock (collectively, the “Subject Shares”) held of record by the Stockholders. The Voting Agreement was entered into as a condition to the willingness of the Reporting Person to enter into an Agreement and Plan of Merger, dated as of May 4, 2010 (the “Merger Agreement”), by and among the Reporting Person, Raptor Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of the Reporting Person (“Merger Sub”), and the Issuer. Pursuant to, and subject to the terms and condition contained in, the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”) and the Issuer will continue as the surviving corporation (the “Surviving Corporation”) and become an indirect wholly owned subsidiary of the Reporting Person. The Merger is subject to a number of conditions, and there is no certainty that the Merger will be consummated.

Pursuant to the Voting Agreement, at any meeting of the stockholders of the Issuer, and at any adjournment or postponement thereof, called to seek stockholder approval of the Merger (“Stockholder Approval”) or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement is sought, each Stockholder agreed to, including by executing a written consent solicitation if requested by the Reporting Person, vote (or cause to be voted), in person or by proxy, the Subject Shares in favor of (i) granting the Stockholder Approval and (ii) any proposal to adjourn any meeting of the stockholders of the Issuer which the Reporting Person supports.

The Stockholders have granted an irrevocable proxy to the Reporting Person, and any individual designated in writing by it, and each of them individually, to vote their Subject Shares or grant a consent or approval in respect of the Subject Shares in accordance with the immediately preceding paragraph.

The Stockholders also agreed not to (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, “Transfer”), or enter into any contract, option, agreement, understanding or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of such Stockholder’s Subject Shares to any person, (ii) grant any proxies or powers of attorney, deposit such Stockholder’s Subject Shares into a voting trust, enter into a voting agreement or arrangement with respect to such Stockholder’s Subject Shares or participate, directly or indirectly, in the “solicitation” of “proxies” (as such terms are used in the rules of the SEC), (iii) take any action that would reasonably be expected to make any representation or warranty of such Stockholder contained in the Voting Agreement to be untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing its obligations under the Voting Agreement, or (iv) commit or agree to take any of the foregoing actions. The number of Subject Shares beneficially owned by each Stockholder are set forth in Schedule A to the Voting Agreement.

The Voting Agreement will terminate upon the earliest to occur of (i) written notice of termination of the Voting Agreement by Reporting Person to Stockholders, (ii) the effective time of the Merger (the “Effective Time”), and (iii) the termination of the Merger Agreement in accordance with its terms (the “Expiration Date”); provided, however, that if Stockholder Approval occurs prior to the Expiration Date, the obligations of each Stockholder not to take the action described in the immediately preceding paragraph shall terminate immediately following the date of the Stockholder Approval.

The descriptions of the Merger Agreement and the Voting Agreement contained herein are qualified in their entirety by reference to such agreements, which are filed as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated by reference herein.

(c) Not applicable.

(d) Pursuant to the Merger Agreement, at the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall become the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with applicable law and the Surviving Corporation’s certificate of incorporation and bylaws. The existing directors of Merger Sub are John H. Weiland, Jim Beasley, Todd Schermerhorn and Stephen J. Long. Pursuant to the Merger Agreement, at the Effective Time, the officers of the Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The existing officers of Merger Sub are Jim Beasley, President, John H. Weiland, Vice President, Todd C. Schermerhorn, Vice President, Stephen J. Long, Vice President and Secretary, Scott T. Lowry, Treasurer, and Richard Rosenzweig, Assistant Secretary.

(e) Not applicable.

(f) Not applicable.

(g) Pursuant to the Merger Agreement, at the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated to read in its entirety as the certificate of incorporation of Merger Sub, except that the name of the Surviving Corporation shall not be amended and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter further amended in accordance with the provisions thereof and the provisions of the Merger Agreement and applicable law. Pursuant to the Merger Agreement, at the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated in its entirety to read as the bylaws of Merger Sub, except that the name of the Surviving Corporation shall not be amended and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter further amended in accordance with the provisions thereof and the provisions of the Merger Agreement and applicable law.

(h) and (i)

The Common Stock is traded on the NASDAQ Global Market (“NASDAQ”) under the trading symbol “SENO.” The Common Stock will be de-registered pursuant to Section 12(g)(4) of the Exchange Act, and the trading of the Common Stock will cease on the NASDAQ, in each case at the Effective Time.

(j) Not applicable.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

As described in Item 4 above (which information is incorporated in response to this item), the Stockholders have granted an irrevocable proxy to the Reporting Person pursuant to the Voting Agreement. As a result of such grant, the Reporting Person may be deemed to be the beneficial owner of the Subject Shares for purposes of Rule 13d-3 under the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Subject Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The Subject Shares constitute approximately 5.5% of the issued and outstanding shares of Common Stock as of May 4, 2010, based on the Issuer’s representation in the Merger Agreement that there were 17,552,560 shares of Common Stock issued and outstanding as of May 4, 2010.

(c) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Related Persons has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5 above and the agreements incorporated herein by reference and set forth as exhibits hereto (all of which are incorporated by reference in this Item 6), neither the Reporting Person nor, to the knowledge of the Reporting Person, any Related Person is party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss.

Item 7.	Materials to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 1: Agreement and Plan of Merger, dated as of May 4, 2010, by and among SenoRx, Inc., Raptor Acquisition Corp. and the Reporting Person (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on May 4, 2010).

Exhibit 2: Voting and Support Agreement, dated as of May 4, 2010, by and among the Reporting Person, John T. Buhler, Kevin J. Cousins, Paul Lubock, William F. Gearhart, De Novo Ventures I, L.P., and De Novo (Q) Ventures I, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

C. R. BARD, INC.

By:	/s/ TODD C. SCHERMERHORN
Name:	Todd C. Schermerhorn
Title:	Senior Vice President and Chief Financial Officer

Date: May 13, 2010

SCHEDULE A

Name, business address and present principal occupation or

employment of the directors and executive officers of

C. R. Bard, Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation for which Employment is Conducted
Timothy M. Ring	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Chairman and Chief Executive Officer C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

David M. Barrett, M.D.	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	President and Chief Executive Officer Lahey Clinic c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Marc C. Breslawsky	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Retired Chairman and Chief Executive Officer Imagistics International, Inc. c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

T. Kevin Dunnigan	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Retired Chairman Thomas & Betts Corporation c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Herbert L. Henkel	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Chairman Ingersoll-Rand Company 155 Chestnut Ridge Road Montvale, New Jersey 07645

John C. Kelly	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Retired Vice President and Controller Wyeth c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Theodore E. Martin	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Retired President and Chief Executive Officer Barnes Group, Inc. c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

SCHEDULE A

(continued)

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation for which Employment is Conducted
Gail K. Naughton, Ph.D.	College of Business Administration San Diego State University 5500 Campanile Drive San Diego, California 92182	Dean College of Business Administration San Diego State University 5500 Campanile Drive San Diego, California 92182

Tommy G. Thompson	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Former Secretary U.S. Department of Health and Human Services c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

John H. Weiland	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	President and Chief Operating Officer C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Anthony Welters	United Health Group 9900 Bren Road East Minnetonka, MN 55343	Executive Vice President UnitedHealth Group, Inc. 9900 Bren Road East Minnetonka, MN 55343

Tony L. White	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Retired Chairman, President and Chief Executive Officer Applied Biosystems, Inc. c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

SCHEDULE A

(continued)

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation for which Employment is Conducted
Timothy M. Ring	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Chairman and Chief Executive Officer C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

John H. Weiland	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	President and Chief Operating Officer C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Todd C. Schermerhorn	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Senior Vice President and Chief Financial Officer C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Brian P. Kelly	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Group Vice President C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Gary D. Dolch	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Senior Vice President - Quality, Regulatory and Medical Affairs C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

John A. DeFord	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Senior Vice President - Science, Technology and Clinical Affairs C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Frank Lupisella, Jr.	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Vice President and Controller C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Bronwen K. Kelly	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Vice President - Human Resources C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

SCHEDULE A

(continued)

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation for which Employment is Conducted
Sharon M. Alterio	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Group Vice President C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Jim C. Beasley	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Group Vice President C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Stephen J. Long	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Vice President, General Counsel and Secretary C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

Timothy P. Collins	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Group Vice President C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974